                                SECURITIES AND EXCHANGE COMMISSION

                                    WASHINGTON D.C.  20549


In the Matter of                     )
Xcel Energy Inc.                     )                  CERTIFICATE
                                     )
File No.  70-9337                    )                         OF
                                     )
(Public Utility Holding              )                  NOTIFICATION
Company Act of 1935)                 )


     This Certificate of Notification is filed by Xcel Energy Inc. ("Xcel Energy"), a Minnesota Corporation formerly known as Northern States Power Company ("NSP"), in connection with the transactions proposed in the Application-Declaration filed by NSP on Form U-1, as amended (the "Application") and authorized by the order of the Securities and Exchange Commission issued on August 16, 2000 (Release No. 35-27212) (the "Order"). Capitalized terms used herein but not otherwise defined shall have the meaning ascribed to them in the Application. Pursuant to Rule 24 of the Act, Xcel Energy hereby certifies that Xcel separated the former assets of Black Mountain Gas Company, formerly an Arizona corporation, ("Old BMG") into a first-tier, wholly owned subsidiary of Xcel, Black Mountain Gas Company, a Minnesota corporation, ("New BMG").

                                 THE SPIN-OFF

     The Spin-Off was consummated according to the following steps:

     1. On January 4, 1999, articles of incorporation for New BMG were filed with the Secretary of State of the State of Minnesota.

     2. On November 10, 2000, Xcel transferred the former assets of Old BMG to New BMG.

     3. The Spin-Off was carried out in accordance with the terms and conditions of, and for the purposes stated in, the Application, and in accordance with the terms and conditions of the Order.

                                       SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

                                        Xcel Energy Inc.


                                        By: s/  Paul Pender
                                            ----------------------
                                             Paul Pender
                                             Vice President and Treasurer


Dated:  November 20, 2000